
Mail Stop 7010

January 17, 2008

<u>via U.S. Mail</u>

Frank A. Jacobs, Chief Executive Officer
Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver, British Columbia, Canada
V6 C 2T5

> **Re: Velocity Oil & Gas, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed December 24, 2007**
> **File No. 333-146405**

Dear Mr. Jacobs:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your responses to prior comments 1, 2 and 3. However, the new language you provide is not adequate to address all of the issues we previously raised. Therefore, please comply with the following new comments.

2.    The cover page is silent regarding your financial situation.  Please revise to comply with prior comment 1.

3.    Disclose your working capital as of a recent date.  We note that the $2,531 amount you disclose was the amount as of September 30.

4.    Provide the basis for your statement that "it is currently anticipated that our sole officer and Director, Frank Jacobs will loan us funds on an as need basis until we are able to obtain effectiveness of this Registration Statement and are able to raise additional capital through the sale of debt and/or equity securities."

5.    If true, revise to emphasize that you currently are 100% reliant on Mr. Jacobs to loan you money in order to continue in business past 90 days.  Also disclose explicitly in the same places that you discuss this reliance each of the following items, if accurate:

   •   you have no agreements with Mr. Jacobs regarding your continued funding and solvency;

   •   Mr. Jacobs has made no commitments to you in that regard; and

   •   Mr. Jacobs is under no obligation to provide you with funds.

6.    Explain how you expect to continue for three months if in fact your current liabilities, including the expenses connected with this registration statement, exceed your working capital.  As requested in prior comment 3, clarify how you anticipate using the cash on hand during the next three months.

7.    Clarify whether you expect your business to terminate if you are unable to raise sufficient funds by the May / June timetable you reference in the Recent Events section, and state explicitly how much capital you must raise by those dates.

8.    Revise to clarify whether you have any commitments from Mr. Jacobs to provide for the "required Lease Expenses" and the wells you cite in the Recent Events section, quantifying the amounts needed and the amounts of any commitments.  We may have additional comments.

9.    We note your acquisition of the outstanding membership interests in South Marsh, LLC.  Please consider whether you are required to file in your registration statement financial statements of South Marsh, LLC pursuant to Item 310(c) of Regulation S-B and related pro forma financial information pursuant to Item 310(d).

Directors, Executive Officers, Promoters and Control Persons, page 20

10.     We note your response to our prior comment 6.  We note that the biographical
        information provided for Mr. Jacobs is not consistent with the biographical
        information provided on his behalf in the information statement filed by Texhoma
        Energy, Inc. on August 1, 2006.  Please explain, and revise as necessary to
        address this apparent inconsistency.

Closing Comments

        As appropriate, please amend the above filing in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review.  Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement.  We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement.  Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration.  Please provide this
request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     via facsimile

David Loev, Esq.
(713) 524-4122